SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                            Open Plan Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  683709 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John C. Cullather
                              16 Ellensview Circle
                               Richmond, Va 23226
                                    355-7089
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               June 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 683709 10 9                  13D                   Page 2  of 6  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


John C. Cullather
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    225,144
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          7,506
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    225,144
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,506

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


232,650
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


5.28%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  683709 10 9                 13D                   Page 3  of 6  Pages


________________________________________________________________________________
Item 1.  Security and Issuer.


This schedule 13D relates to the Common Stock, no par value per share ("Common Stock"), of Open Plan Systems, Inc. (The "Issuer"). The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) The reporting person is John C. Cullather.

     (b) The address of Mr.  Cullather is 16 Ellensview Circle,  Richmond,  Va.
         23226

     (c) Mr. Cullather is a former investment broker with Legg Mason, Inc.   Mr.
         Cullather currently is President of Jack In the Box Inc., a child development center, and Suburban Village, Inc., a manufactured home community. He is also President of Cullather Realty. His principal business address is 4206 Chamberlayne Ave, Richmond, Virginia 23227.

     (d) During the past five years, Mr. Cullather has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, Mr. Cullather has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of any such proceeding been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Cullather is a citizen of the state of Virginia, United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

        Mr. Cullather used personal funds in making the following acquisitions of the Issuer's Common Stock:

        (i) 90,000 shares of Common Stock were purchased for approximately $2.75 per share between April 14, 1998 and September 24, 1999.

        (ii) 100,000 shares of Common Stock were purchased on September 15,1999 in a private transaction described in "Fischer Transaction" below.

              As reported in the Issuer's Form 8-K dated September 15, 1999, previously filed with the Commission, the Issuer announced that it and certain investors (who included Mr. Cullather) agreed to purchase for cash the 993,542 shares of Common Stock held by the Company's founder, Stan A. Fischer, at a price of $2.50 per share. Mr. Fischer's holdings represented beneficial ownership of approximately 21.26% of the Issuer's Common Stock.

          Approximately 270,000 of Mr. Fischer's shares were redeemed by the Issuer. The remaining such shares were purchased by thirteen investors, who included a number of the Company's executive officers and directors.

CUSIP No.  683709 10 9                 13D                   Page 4  of 6  Pages

          Affiliates of Great Lakes Capital, L.L.C. ("Great Lakes") acquired 160,000 shares. As a result, the beneficial ownership of the Issuer's Common Stock by the Great Lakes group increased from approximately 16.66% to approximately 20.69%. Under a certain Voting and Standstill Agreement dated June 17, 1998 between the Issuer, Great Lakes and Great Lakes and Great Lakes Capital, Inc. (the "Standstill Agreement") Great Lakes and its affiliates are generally prohibited from acquiring beneficial ownership of greater than 21% of the Issuer's Common Stock. Such agreement also provides for the Company to cooperate with Great Lakes and its affiliates in avoiding the triggering of the Virginia Control Share Acquisitions statute (the "Virginia Statute") with respect to purchases by the group of up to the 21% cap. In general, the Virginia Statute is activated when a purchase by a person causes such person's shareholdings to equal or exceed 20% of the Issuer's common stock. Pursuant to the Standstill Agreement and in order to facilitate the share purchase from Mr. Fischer without triggering the Virginia Statute, the Fischer transaction was effected in two parts, which occurred concurrently. First, in accordance with a certain Stock Purchase Agreement dated August 31, 1999 (the "Stock Purchase Agreement"), the Company and those investors (such as Mr. Cullather) who were not affiliated with Great Lakes purchased the 993,542 shares of Common Stock from Mr. Fischer. Included in the Company's total were 160,000 shares in addition to the approximately 270,000 shares it was to redeem on a net basis. Secondly, pursuant to a certain Stock Redemption and Sale Agreement dated August 31, 1999, the Issuer sold 160,000 shares to certain Great Lakes affiliates in a private transaction.

        (iii) 42,650 shares of Commons Stock were purchased for approximately $2.13 per share between September 16, 1999 and June 18, 2000

________________________________________________________________________________
Item 4.  Purpose of Transaction.

          The reporting persons purpose in acquiring Common Stock of the Issuer is personal investment. Mr. Cullather may acquire additional shares of the Issue's Common Stock if the price is acceptable and personal funds are available for such purpose. Mr. Cullather intends to continue to evaluate the Issuer and its business prospects and to take such actions as he deems necessary and appropriate to maximize the economic value of his investment in securities of the Issuer, including further acquisitions and\or dispositions of shares of Common Stock.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Cullather is 232,650 or 5.28% of the issued and outstanding shares of Common Stock on July 12, 2000 (4,402,891).

     (b) The reporting person possesses the sole power to vote and dispose of 226,144 of the shares of Common Stock described in Item 5(a) above. The shared voting power in the remaining 7,506 shares is with family members for whom Mr. Cullather has purchased the shares and who share the principal address with Mr. Cullather.


     (c)  See item 3(iii) above, which is incorporated herein.


     (d)  Not applicable

     (e)  Not applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in 3 above, Mr. Cullather entered into the Stock Purchase Agreement in order to acquire 100,000 shares of Common Stock. Pursuant to such agreement, the shares purchased thereunder by Mr. Cullather are restricted as to resale absent registration of such shares or an exemption from registration. However, the Issuer is obligated under the Stock
     Purchase Agreement to effect a resale or "shelf" registration of shares purchased thereunder (including Mr. Cullather's) with the Securities and Exchange Commission and other applicable securities regulators. Parties to the Stock Purchase Agreement have waived the exercise of such registration rights for approximately one year.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

        Exhibit I - Stock Purchase Agreement between the Issuer, Stan A. Fischer and certain investors (including Jack Cullather), named therein dated August 21, 1999, incorporated from the Issuer's Current Report on Form 8-K dated September 15, 1999 and previously filed with the Commission.

________________________________________________________________________________

CUSIP No.  683709 10 9                 13D                   Page 5  of 6  Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        08/07/00
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ John C. Cullather
                                        ----------------------------------------
                                                       (Signature)


                                                      John C. Cullather
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.  683709 10 9                 13D                   Page 6  of 6  Pages


                                 EXHIBIT INDEX

Exhibit No.                     Description

    I Stock Purchase Agreement between the Issuer, Stan A. Fischer and certain investors named therein dated August 21, 1999, incorporated from the Issuer's Current Report on Form 8-K dated September 15, 1999 and previously filed with the Commission.